Sub-Item 77C: Submission of matters to a vote of security holders

Shareholder Meeting Results (Unaudited)

The following proposal was addressed and approved during the period at a special meeting of shareholders held on September 25, 2007.

Proposal to approve a plan of reorganization providing for the acquisition of all of the assets and liabilities of Hartford International Stock HLS Fund (the “Acquired Fund”) by Hartford International Opportunities HLS Fund (the “Acquiring Fund”) solely in exchange for shares of the Acquiring Fund, followed by the complete liquidation of the Acquired Fund.

Fund Name Hartford International Stock HLS Fund
For  4,603,436.242
Against 186,436.010
Abstain 451,576.359